# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Seer, Inc., CIK 0001726445
CUSIP: 81578P106
Title of class of securities: Class A Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 3800 Bridge Parkway, Suite 102, Redwood City, California (CA), 94065
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001628280-21-002168
Filed by CIK 0001586852

## Reporting persons
- Omid Farokhzad: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,506,916; shared voting power 2,117,138; sole dispositive power 2,506,916; shared dispositive power 2,117,138; aggregate amount beneficially owned 4,624,054 (7.8% of the class)

## Item 1. Issuer
Name of issuer: Seer, Inc.
Address of issuer's principal executive offices: 3800 Bridge Parkway, Suite 102 Redwood City, CA, 94065

## Item 2. Person Filing
Name of person filing: Omid Farokhzad
Address of principal business office or, if none, residence:
c/o Seer, Inc.
3800 Bridge Parkway, Suite 102
Redwood City, CA 94065
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
4,624,054

The amount set forth above includes (i) 505,901 shares of Class A common stock and 1,438,057 shares of Class B common stock held of record by Omid Farokhzad (the "Reporting Person"); (ii) 269,549 shares of Class A common stock subject to options exercisable within 60 days of December 31, 2024; (iii) 293,409 shares of Class A common stock issuable upon vesting of RSUs within 60 days of December 31, 2024; and (iv) 2,117,138 shares of Class B common stock held of record by SAF-BND Trust for which the Reporting Person's spouse serves as trustee. The Reporting Person disclaims beneficial ownership of the shares held by the SAF-BND Trust.

Each share of Class B common stock is convertible at any time into one share of Class A common stock.
Percent of class:
7.8

The percentage set forth above is based on the quotient obtained by dividing the aggregate amount beneficially owned by the Reporting Person as set forth in (a) above by the sum of (i) 54,921,591 shares of Class A common stock outstanding as of November 4, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Securities and Exchange Commission on November 6, 2024 (the "Form 10-Q"); (ii) 3,555,195 shares of Class B common stock beneficially owned by the Reporting Person; (iii) 269,549 shares of Class A common stock subject to options exercisable within 60 days of December 31, 2024 and (iv) 293,409 shares of Class A common stock issuable upon vesting of RSUs within 60 days of December 31, 2024. The aggregate number of shares of Class B common stock beneficially owned by the Reporting Person as set forth in (a) above are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.

Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. There were 4,044,969 shares of Class B common stock outstanding as of November 4, 2024, as reported in the Form 10-Q, including the 3,555,195 shares of Class B common stock beneficially owned by the Reporting Person as set forth above. The percentage reported does not reflect the ten for one voting power of the Class B common stock because these shares are treated as converted into Class A common stock for the purpose of this report.
Sole power to vote or to direct the vote: 2,506,916
Shared power to vote or to direct the vote: 2,117,138
Sole power to dispose or to direct the disposition: 2,506,916
Shared power to dispose or to direct the disposition: 2,117,138

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Omid Farokhzad: /s/ Omid Farokhzad, Omid Farokhzad (02/12/2025)